UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2006

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

23 May 2006
Number 1806

BHP BILLITON WELCOMES DECISION NOT TO DECLARE MT NEWMAN RAIL LINE

BHP Billiton today welcomed the decision by the Federal Treasurer, the Hon. Peter Costello MP, to effectively reject a recommendation by the National Competition Council to declare open access to the company's Mt Newman railway tracks.

BHP Billiton CEO, Chip Goodyear, said the decision reflected recommendations from the Hilmer Committee and the Prime Minister's Export Infrastructure Taskforce that access declarations be applied "sparingly" and in carefully limited circumstances (which is why Part IIIA of the Trade Practices Act is drafted in a way that requires that the decision maker must be satisfied that all of the criteria are met before infrastructure is declared - that is, any doubt must lead to a decision not to declare).

"BHP Billiton has invested more than $2 billion (in today's dollars) developing our rail line in conjunction with our mine and port operations, as a technologically sophisticated and integrated production process. This investment has been supported by our more than 350,000 shareholders and the millions of people standing behind the superannuation funds. Their support is critical as we look for additional opportunities to expand our activities further. This decision should help in continuing to retain their support, while also helping to ensure the ongoing integrity and reliability of the system."

Mr Goodyear also pointed out that a State-based access regime for providing rail haulage services already existed.

"This is a very practical and efficient system that will be much less disruptive to the efficiency of the existing operations. We will continue to work with the Western Australian Government to improve this system further."

Mr Goodyear said that if any appeal was lodged, the company would continue to vigorously defend its position.

"In the case of an appeal, we are confident that the ultimate outcome will be determined in accordance with Australia's best interests. That is, the railway line will not be declared," he said.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 23 May 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary